Exhibit e(7)
EXECUTIVE EMPLOYMENT AGREEMENT
     This Agreement is entered into as of August 1, 2007 (the “Effective Date”) by and between the Company and Timothy D. Harris (“Executive”).
     1. Duties and Scope of Employment.
          (a) Position and Duties. As of the Effective Date, Executive will continue to serve as Chief Executive Officer of the Company, reporting to the Company’s Board of Directors (the “Board”). Executive will render such business and professional services in the performance of his duties, consistent with Executive’s position within the Company, as shall reasonably be assigned to him by the Board. Executive’s duties and responsibilities may be altered, modified and changed as the Board deems appropriate.
          (b) Obligations. During the Term, Executive will perform his duties faithfully and to the best of his ability and will devote his full business efforts and time to the Company. For the duration of the Term, Executive agrees not to engage in any other employment, occupation or consulting activity for any direct or indirect remuneration without the prior written approval of the Board.
          (c) Conflicting Employment. Executive agrees that, while employed by the Company, he will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which the Company is now involved or becomes involved during the term of Executive’s employment, nor will Executive engage in any other activities that conflict with Executive’s obligations to the Company.
     2. Term. Executive’s employment with the Company under the terms of this Agreement (the “Term”) will commence on the Effective Date and will continue, unless otherwise terminated earlier as provided herein, until the date that is twenty-four months from the Effective Date, after which date this Agreement shall be without further force and effect (except with respect to severance obligations triggered prior to its termination), even if Executive then continues to be employed by the Company. Notwithstanding the foregoing, the parties agree that Executive’s employment with the Company will be “at-will” employment and may be terminated at any time with or without cause by giving the Executive a written notice. Executive understands and agrees that neither his job performance nor promotions, commendations, bonuses or the like from the Company give rise to or in any way serve as the basis for continuation, modification, amendment, or extension, by implication or otherwise, of his employment with the Company. However, as described in this Agreement, Executive may be entitled to severance benefits depending on the circumstances of Executive’s termination of employment with the Company as expressly provided in Sections 6 and 7 of this Agreement.

     3. Compensation.
          (a) Base Salary. During the Term, the Company will pay Executive as compensation for his services, a base salary at the annualized rate of $540,750.00 (the “Base Salary”). The Base Salary will be paid periodically in accordance with the Company’s normal payroll practices and is subject to lawfully required withholdings. Annual adjustments to the Base Salary may be made in the Company’s sole discretion.
          (b) Target Incentive Plan. Executive will be eligible to participate in the Company’s Target Incentive Plan, and for such annual bonuses as are payable under the plan (“Incentive Bonus”).
     4. Employee Benefits. During the Term, Executive will continue to be entitled to participate in the employee benefit plans currently and hereafter maintained by the Company of general applicability to other senior executive of the Company, including, without limitation, the Company’s group medical, dental, vision, disability, life insurance, vacation and flexible-spending account plans and programs. The Company reserves the right to cancel or change the benefit plans and programs it offers to its employees at any time.
     5. Equity. Executive may from time to time be eligible to receive a grant of stock options and/or restricted stock, as the Board of Directors deems appropriate.
     6. Severance.
          (a) Involuntary Termination Without Cause Prior to a Change of Control or More than 6 Months Following a Change of Control. If Executive’s employment with the Company terminates other than voluntarily or for “Cause” prior to a “Change of Control” (both as defined herein) or more than six (6) months following a Change of Control, and Executive signs and does not revoke a release of claims with the Company in the form provided by the Company, the Company shall provide severance pay and benefits, subject to certain conditions, as follows:
          (i) The Company shall provide monetary severance to Executive equal to twenty-four (24) months’ of Base Salary. Such severance (“Severance Payments”) shall be paid no later than March 15th of the year following the year in which Executive’s termination of employment occurs (the “Final Severance Date”), through monthly Severance Payments made in the same installments and subject to the same deductions as Executive’s Base Salary at the time of termination, until the payroll immediately preceding the Final Severance Date, then through a final lump sum payment of the remaining severance amount no later than one day prior to the Final Severance Date. The Severance Payments shall be subject to offset for any amounts then owed to the Company by Executive.
          (ii) If Executive elects to continue his/her benefits under certain of the Company’s employee benefits plans through COBRA, the Company shall reimburse the cost of COBRA continuation coverage for Executive (and, where applicable, Executive’s dependents) over a period of twenty-four (24) months following the date of termination (the “Severance Period”) as if Executive were still employed by the Company (the “COBRA Continuation Payments”). Executive will continue to pay the same portion of the cost of such benefits as he/she currently pays as of the last day of his/her employment with the Company. The COBRA Continuation Payments will cease, and the Company will have no further obligations with respect to the payment of any premiums for continuation coverage to Executive, as of the earlier of (a) Executive becoming eligible for comparable coverage (for example, through obtaining alternative employment); (b) the conclusion of the Severance Period; or (c) the cessation of Executive’s COBRA eligibility.
          (iii) Any outstanding and unvested non-qualified stock options and any restricted stock previously granted Executive shall immediately vest and become exercisable as to the number of shares that would have otherwise vested had Executive remained employed by the Company through the end of the Severance Period. Thereafter, any such awards will remain subject to the terms of the applicable stock plan, grant and/or agreement.
          (iv) If Executive is entitled to compensation and benefits arising from termination of employment due to change of control pursuant to Section 7 below, compensation and benefits under that change of control provision shall be in lieu of and not in addition to compensation under this Section 6.
          (v) Notwithstanding the foregoing, the Company’s obligation to make severance payments, pay bonus payments, provide benefits and vest stock and/or options hereunder is expressly conditioned upon Executive’s ongoing compliance with the provisions of the Employee Invention, Authorship, Proprietary and Confidential Information Agreement. In the event Executive breaches the terms of such agreement, the Company’s obligations hereunder shall automatically terminate, without any notice to Executive, and, in addition to any other damages to which the Company may be entitled, the Company shall be entitled to recover from Executive any payments already made to Executive hereunder.
          (vi) Executive agrees that severance as provided herein shall be the sole consideration to which he is entitled in the event of the termination of his employment without Cause, and that severance will not be paid in the event of termination with Cause, and Executive expressly waives and relinquishes any claim to other or further consideration.
          (vii) Severance pay, bonus pay, benefits and/or stock/option vesting are expressly conditioned upon Executive’s execution and delivery of a release of all claims Executive may have against the Company in a form provided by the Company.
          (b) Voluntary Termination; Termination for Cause. If Executive’s employment with the Company terminates voluntarily by Executive or for Cause by the Company, then (i) all vesting of any restricted stock or options to purchase shares of the Company’s common stock held by Executive will terminate immediately and all payments of compensation by the Company to Executive hereunder will terminate immediately (except as to amounts already earned, including unused and accrued vacation); and (ii) Executive shall not be eligible for severance or other benefits, except in accordance with any generally applicable Company plans or policies as are then in effect.

     7. Change of Control Severance Benefits. In the event of a “Change of Control” (as defined herein) followed by Executive’s termination other than voluntarily or for “Cause” within six (6) months following the consummation of a Change of Control, Executive shall be entitled to receive benefits as set forth below, provided he signs and does not revoke a release of claims with the Company in a form provided by the Company.
     For the purpose of this Section 7, Executive shall be deemed to have been terminated other than for “Cause” if, on or within six months after the Change of Control, Executive is involuntarily terminated without “Cause” as such term is defined in Section 9 hereof, or without the consent of the Executive, Executive voluntarily resigns following a (1) material reduction in the: (A) Executive’s base compensation; (B) Executive’s authority, duties, or responsibilities; (C) authority, duties, or responsibilities of the Executive’s supervisor to whom the Executive is required to report, including a requirement to report to a corporate officer or employee, instead of reporting directly to the board of directors; or (D) budget over which the Executive must perform his/her services; (2) material change in Executive’s geographic location relative to Executive’s geographic location prior to the Change of Control; or (3) any other action or inaction that constitutes a material breach of the terms of this Agreement. In addition, for purposes of this Section 7, upon any such voluntary termination the Executive must provide notice to the Company of the existence of the one or more of the above conditions within 90 days of its initial existence and the Company must be provided at least 30 days to remedy the condition.
          (a) A lump sum payment within thirty (30) days of such termination equal to the Severance Payment as set forth in section 6(a)(i) above.
          (b) An additional lump sum payment within thirty (30) days of such termination in an amount equal to the annual Incentive Bonus, calculated on the basis of all targets under the current Target Incentive Plan being met.
          (c) On the date of termination, all stock options and restricted stock previously granted to Executive shall become immediately and fully vested and exercisable by Executive or his representative. Such exercise shall be governed by and shall be in accordance with the terms of the applicable agreement, whose terms are incorporated herein by reference.
          (d) Executive (and, where applicable, Executive’s dependents) shall be entitled to COBRA Continuation Payments in accordance with the provisions of section 6(a)(ii) above.
          (e) In the event that the benefits provided for in this agreement (a) constitute “parachute payments” within the meaning of Section 280G of the Code, (b) would be subject to the excise tax imposed by Section 4999 of the Code, and (c) the aggregate value of such parachute payments, as determined in accordance with Section 280G of the Code and the Treasury Regulations thereunder is less than the product obtained by multiplying 3.59 by Executive’s “base amount” within the meaning of Code Section 280G(b)(3), then such benefits shall be reduced to the extent necessary (but only to that extent) so that no portion of such benefits will be subject to excise tax under Section 4999 of the Code. In the event that the benefits provided for in this agreement (a) constitute “parachute payments” within the meaning of Section 280G of the Code, (b) would be subject to the excise tax imposed by Section 4999 of the Code, and (c) the aggregate value of such parachute payments, as determined in accordance with Section 280G of the Code and the Treasury

Regulations thereunder is equal to or greater than the product obtained by multiplying 3.59 by Executive’s “base amount” within the meaning of Code Section 280G(b)(3), then the Executive shall receive (i) a payment from the Company sufficient to pay such excise tax plus any interest or penalties incurred by Executive with respect to such excise tax, plus (ii) an additional payment from the Company sufficient to pay the excise tax and federal and state income and employment taxes arising from the payments made by the Company to Executive pursuant to this sentence. The Executive shall receive such payments no later than the end of the Executive’s taxable year following the taxable year in which the Executive remitted the applicable taxes. Unless the Company and the Executive otherwise agree in writing, the determination of Executive’s excise tax liability and the amount required to be paid or reduced under this Section shall be made in writing by the Company’s independent auditors who are primarily used by the Company immediately prior to the Change of Control (the “Accountants”). For purposes of making the calculations required by this Section 7, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and the Executive shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Section. The Company shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this Section.
          (f) Notwithstanding the foregoing, if Executive receives the Severance Payment pursuant to this Section, he shall not be entitled to receive an additional Severance Payment pursuant to Section 6 hereof.
          (g) Change of control benefits under this Section 7 are expressly conditioned upon Executive’s execution and delivery of a release of all claims Executive may have against the Company in a form provided by the Company.
     8. Non-Solicitation. For a period of twelve (12) months following Executive’s termination of employment, Executive shall not, directly or indirectly, without the prior written consent of the Company, solicit any employee or customer of the Company, its parent or its subsidiaries to terminate his or her employment with or customer relationship to the Company, its parent or its subsidiaries.
     9. Definitions.
          (a) Cause. For purposes of this Agreement, “Cause” is defined as (i) an act of dishonesty made by Executive in connection with Executive’s responsibilities as an employee, (ii) Executive’s conviction of or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement or any other act of moral turpitude, (iii) Executive’s gross misconduct, (iv) Executive’s unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom Executive owes an obligation of nondisclosure as a result of Executive’s relationship with the Company; (v) Executive’s willful breach of any obligations under any written agreement or covenant with the Company; or (vi) Executive’s continued failure to perform his employment duties after Executive has received a written demand of performance from the Company with specifically sets forth the factual basis for the Company’s belief that Executive has not substantially performed his duties and has failed to cure such non-performance to the Company’s satisfaction within 30 days after receiving such notice.

          (b) Change of Control. For purposes of this Agreement, “Change of Control” of the Company is defined as: (i) any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Act of 1933, as amended) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing 50% or more of the total voting power represented by the Company’s then outstanding voting securities; or (ii) the date of the consummation of a merger or consolidation of the Company with any other corporation that has been approved by the stockholders of the Company, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the stockholders of the Company approve a plan of complete liquidation of the company; or (iii) the date of the consummation of the sale or disposition by the Company of all or substantially all the Company’s assets.
     10. Assignment. This Agreement will be binding upon and inure to the benefit of (a) the heirs, executors and legal representatives of Executive upon Executive’s death and (b) any successor of the Company. Any such successor of the Company will be deemed substituted for the Company under the terms of this Agreement for all purposes. For this purpose, “successor” means any person, firm, corporation or other business entity which at any time, whether by purchase, merger or other, directly or indirectly acquires all or substantially all of the assets or business of the Company. None of the rights of Executive to receive any form of compensation payable pursuant to this Agreement may be assigned or transferred except by will of the laws of descent and distribution. Any other attempted assignment, transfer, conveyance or other disposition of Executive’s right to compensation or other benefits will be null and void.
     11. Notices. All notices, requests, demands and other communications called for hereunder shall be in writing and shall be deemed given (i) on the date of delivery if delivered personally, (ii) one (1) day after being sent by a well established commercial overnight service, or (iii) four (4) days after being mailed by registered or certified mail, return receipt requested, prepaid and addressed to the parties or their successor at the following addresses, or at such other addresses as the parties may later designate in writing:
If to the Company:
Komag, Inc.
1710 Automation Parkway
San Jose, CA 95131
If to Executive:
Timothy Harris

     12. Severability. In the event that any provision hereof becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement will continue in full force and effect without said provision.
     13. Arbitration.
          (a) General. In consideration of Executive’s services to the Company and Executive’s receipt of the compensation, pay raises and other benefits paid to Executive by the Company, at present and in the future, the Company and Executive agree that any and all controversies, claims, or disputes between them (including any dispute Executive may have with any employee, officer, director, shareholder or benefit plan of the Company in their capacity as such or otherwise) arising out of, relating to, or resulting from Executive’s service with the Company, including any breach of this Agreement, shall be subject to binding arbitration as set forth below. Disputes which the Company and Executive agree to arbitrate, and thereby agree to waive any right to a trial by jury, include any statutory claims under state or federal law, including but not limited to, claims under Title VII of the Civil Rights Act of 1964, the American with Disabilities Act of 1990, the Age Discrimination in Employment Act of 1967, the Older Workers Benefits Protection Act, the California Fair Employment and Housing Act, the California Labor Code, claims of harassment, discrimination or wrongful termination and any other statutory or common law claims. Executive further understands that this Agreement to arbitrate also applies to any disputes that the Company may have with Executive, including but not limited to claims of misappropriation, fraud, conversion, interference with economic advantage or contract, breach of fiduciary duty, defamation, misrepresentation, or fraud.
          (b) Procedure. Executive agrees that any arbitration will be administered by JAMS and that a neutral arbitrator will be selected in a manner consistent with its Employment Arbitration Rules and Procedures. Executive agrees that any arbitration hearing pursuant to this Agreement shall be conducted in San Jose, California. Executive agrees that the arbitrator shall issue a written decision on the merits. Executive also agrees that the arbitrator shall have the power to award any remedies, including attorneys’ fees and costs, available under applicable law. Executive understands the Company will pay for any administrative or hearing fees charged by the arbitrator or JAMS except that Executive shall pay the first $200.00 of any filing fees associated with any arbitration Executive initiates. Executive agrees that the arbitration shall be conducted in accordance with the JAMS Employment Arbitration Rules and Procedures provided, however, that the Arbitrator shall allow the discovery authorized by California Code of Civil Procedure section 1283.05 or any other discovery required by law in arbitration proceedings. Also, to the extent that any of the JAMS Employment Arbitration Rules and Procedures conflict with any arbitration procedures required by applicable law, the arbitration procedures required by applicable law shall govern. Executive agrees that nothing in this Section 13 relieves him or her from any obligation he or she may have to exhaust certain administrative remedies before arbitrating any claims or disputes under this Section 13.
          (c) Remedy. Except as provided elsewhere in this Agreement, arbitration shall be the sole, exclusive and final remedy for any dispute between Executive and the Company. Accordingly, except as provided elsewhere in this Agreement, neither Executive nor the Company will be permitted to pursue court action regarding claims that are subject to arbitration. Notwithstanding, the arbitrator will not have the authority to disregard or refuse to enforce any lawful Company policy, and that the arbitrator shall not order or require the Company to adopt a policy not otherwise required by law which the Company has not adopted.

          (d) Availability of Injunctive Relief. The parties agree that they shall have the right to seek judicial relief in the form of injunctive and/or other equitable relief under the California Arbitration Act, Code of Civil Procedure section 1281.8(b), including but not limited to relief for threatened or actual misappropriation of trade secrets, violation of this Agreement or the Confidentiality Agreement or any other agreement regarding trade secrets, confidential information, nonsolicitation or Labor Code §2870. In the event either party seeks injunctive relief, the prevailing party shall be entitled to recover reasonable costs and attorneys’ fees.
          (e) Administrative Relief. Executive understands that this Agreement does not prohibit Executive from pursuing an administrative claim with a local, state or federal administrative body such as the Department of Fair Employment and Housing, the Equal Employment Opportunity Commission or the workers’ compensation board. This Agreement, does, however, preclude Executive from pursuing court action regarding any such claim.
          (f) Voluntary Nature of Agreement. Executive acknowledges and agrees that Executive is executing this Agreement voluntarily and without any duress or undue influence by the Company or anyone else. Executive further acknowledges and agrees that Executive has carefully read this Agreement and that Executive has asked any questions needed for Executive to understand the terms, consequences and binding effect of this Agreement and fully understand it, including that Executive is waiving Executive’s right to a jury trial. Finally, Executive agrees that Executive has been provided an opportunity to seek the advice of an attorney of Executive’s choice before singing this Agreement.
     14. Existing Agreements. This Agreement supersedes and replaces any prior severance or retention plans, employment agreements and offer letters that Executive may have entered into with the Company prior to the Effective Date.
     15. Integration. This Agreement, Executive’s stock option and restricted stock agreements with the Company, and the Employee Invention, Authorship, Proprietary and Confidential Information Agreement by and between Executive and the Company represent the entire agreement and understanding between the parties as to the subject matter herein and supersede all prior or contemporaneous agreements whether written or oral. No waiver, alteration, or modification of any of the provisions of this Agreement will be binding unless in writing and signed by duly authorized representatives of the parties hereto.
     16. Tax Withholding. All payments made pursuant to this Agreement will be subject to withholding of applicable taxes.
     17. 409A Compliance. The Executive and the Company agree to comply with any revisions to the final regulations of Section 409A of the Code or other official guidance interpreting Section 409A of the Code that the Treasury provides after the execution of this Agreement that would require such benefits be provided in a different form or manner to comply with Section 409A. The Executive and the Company shall agree in writing to amend this Agreement to include any different form or manner of payment in order to comply with such Treasury guidance. The Executive and the Company agree to cooperate with each other and to take reasonably necessary steps in this regard.

     18. Governing Law. This Agreement will be governed by the laws of the State of California (with the exception of its conflict of laws provisions.)
     19. Acknowledgment. Executive acknowledges that he has had the opportunity to discuss this matter with and obtain advice from his private attorney, has had sufficient time to, and has carefully read and fully understands all the provisions of this Agreement, and is knowingly and voluntarily entering into this Agreement.

EXECUTIVE		KOMAG, INCORPORATED

By	/S/ Timothy D. Harris	By	/S/ Richard A. Kashnow
	Timothy D. Harris		Dr. Richard A. Kashnow

Dated	June 18, 2007	Dated:	June 18, 2007